1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

December 20, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Anuja Majmudar Daniel Morris

Re: Brookfield Infrastructure Partners L.P.

Amendment No. 2 to Registration Statement on Form F-3

Filed December 3, 2024

File No. 333-278737

Dear Ladies and Gentlemen:

On behalf of Brookfield Infrastructure Partners L.P. (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2024, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form F-3 (File No. 333-278737 filed with the Commission on December 3, 2024 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Form F-3

General

1.

We note your response to prior comment 1 and the related revisions. However, it appears that the selling stockholder, Brookfield Corporation, through its GP management interest controls the issuer of the LP Units, Brookfield Infrastructure Partners L.P. Further it appears that Brookfield Corporation is the signing party on the Rights Agreement providing to the Exchanging Class A Shareholders the rights to exchange their shares for LP Units of Brookfield Infrastructure Partners L.P. (or cash). Please revise your cover page to identify Brookfield Corporation as your controlling interest holder and affiliate and revise your plan of distribution to state that any sales by Brookfield Corporation may be deemed to have been conducted by or on behalf of the issuer.

The Company acknowledges the Staff’s comment and has revised the cover page and pages i and 22 of Amendment No. 3 to address the Staff’s comment.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363 or Chris Bornhorst at (212) 880-6047.

Very Truly Yours,

By:	/s/ Mile Kurta
Mile Kurta Torys LLP

cc:	Jane Sheere, Brookfield Infrastructure Partners L.P.

Chris Bornhorst, Torys LLP

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